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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

    Feinberg             Stephen
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   (Last)               (First)                 (Middle)

    450 Park Avenue, 28th Floor
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                                    (Street)

    New York              NY                       10022
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Coram Healthcare Corporation-CRH

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   August/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X*]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X*] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Persion

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)       (D) cisable  Date     Title     Shares  5)       4)        4)       4)
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
Warrants (rights                                                               Common                                    By partner
to buy)             $.01     08/26/98  J*      666,523*       immed.  2/26/01** Stock    666,523*  *      666,523*  I*   ships and
                                                                                                                         corpora-
                                                                                                                         tions*
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
Explanation  of  Responses:

*Pursuant to an agreement with Coram Healthcare Corporation (the "Company") dated August 26, 1998, Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra"), certain private investment funds (the "Funds") and certain persons and entities unrelated to the reporting person (the "Unaffiliated Entities") acquired from the Company warrants to purchase, respectively, 170,031, 265,249, 27,205, 204,038 and 13,602 shares of the Company's Common Stock. The reporting person possesses sole voting and investment control over all securities of the Company held by Cerberus, International, Ultra and the Funds and sole voting but no investment control over the securities of the Company held by the Unaffiliated Entities. The reporting person's interest in the securities of the Company is limited to the extent to his pecuniary interest in Cerberus, International, Ultra, the Funds and the Unaffiliated Entities, if any.

**The expiration date of the warrants may, in certain circumstances, be prior to February 26, 2001.



/s/ Stephen Feinberg                               September 9, 1998
________________________________                   ___________________
 **Signature of Reporting Person                       Date

     Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

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